

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 6, 2008

via U.S. mail and facsimile

Mr. Paritosh K. Choksi
Chief Financial Officer
ATEL Capital Equipment Fund IX, LLC
600 California Street, 6th floor
San Francisco, California 94108

>   RE: Form 10-K for the fiscal year ended December 31, 2007
>   Form 10-Q for the period ended March 31, 2008
>   File No. 0-50210

Dear Mr. Choksi:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief